Exhibit 99.1

ICON Secures Upgraded Credit Rating from Moody’s Investors Service

DUBLIN--(BUSINESS WIRE)--December 7, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today announced that Moody's Investors Service ("Moody's") upgraded all of ICON plc’s instrument ratings to Baa3 with a stable outlook. This reflects the stronger credit profile of the ICON Group, which Moody’s now views as comparable in aggregate to Baa3 peers. The Baa3 rating of all the instruments reflects Moody’s view that the ICON Group has reached an investment grade financial profile.

Moody’s highlighted in their report that the upgrade of the debt instruments reflects “Moody’s expectation of ICON’s continued good operating performance and conservative financial strategy and risk management policies, a governance consideration under Moody’s ESG framework, and key to the rating action”.

Brendan Brennan, ICON’s Chief Financial Officer, commented: “We are proud of the investment grade rating upgrade from Moody’s, which goes alongside our recent upgrade from S&P and is aligned with our stated long-term capital allocation priorities for ICON. These upgrades and the strong financial position of the company should enable a re-structuring of our overall debt allowing us to significantly reduce our interest cost going forward.”

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 106 locations in 53 countries as at September 30, 2023. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

Contacts

Kate Haven
Vice President Investor Relations
+1888 381 7923